SECURIT[illegible]ION

15049073

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1710
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edouard Dejoux 212-888-4711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Edouard Dejoux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading LLC & Subsidiaries, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Operating Officer

Title

Notary Public

SAM LERNIHAN
Notary Public, State of New York
No. 01LE6316726
My Commission Expires 12/15/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF GLOBAL TRADING, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
CF Global Trading, LLC

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company") as of December 31, 2014. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CF Global Trading, LLC and Subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 26, 2015

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 8,416,469
Due from brokers	3,602,387
Investments, at fair value	1,057,760
Fixed assets - net of accumulated depreciation and amortization of $2,577,331	225,514
Research credits receivable	552,918
Other	761,642
	$ 14,616,690
LIABILITIES	
Accounts payable and accrued expenses	$ 2,073,270
Research credits payable	1,210,586
Due to brokers	591,666
Deferred rent	46,399
	3,921,921
Commitments (Note G)	
MEMBERS' CAPITAL	10,694,769
	$ 14,616,690

See notes to Consolidated Statement of Financial Condition

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The consolidated statements of financial condition of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries, CF Global (HK) Limited, incorporated in Hong Kong, and CF Global Trading (UK) Limited, incorporated in the United Kingdom. Comprehensive income relates to foreign exchange gains due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $4,955,937.

[3] Due from/to brokers:

The amounts due from/to brokers consist of cash balances and the net of receivables and payables for unsettled trades.

[4] Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis.

[5] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the statement of financial condition date. .

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Valuation of investments :

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities and exchange-traded funds which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 2 of the fair value hierarchy because they are not traded in active markets or are subject to transfer restrictions and their valuations are based on available market or other indicative information. The Company's investment in US Treasury Bonds are classified within Level 2 of the fair value hierarchy

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in investment funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

[7] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Income taxes:

The Parent has elected to be classified as a partnership for U.S. federal income tax purposes. CF Global Trading (UK) Limited is included in the federal income tax return filed by the Parent. The Parent is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns.

The Parent and CF Global Trading (UK) Limited are subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments.

The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2014.

There are currently no income tax returns under audit. With few exceptions, the Parent and CF Global Trading (UK) Limited are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2011. CF Global Trading (UK) Limited is no longer subject to income tax examinations by United Kingdom tax authorities for years before 2013. CF Global (HK) Limited is no longer subject to income tax examinations by Hong Kong tax authorities for years before 2008.

[9] Use of estimates:

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2014:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 5,554	Level 1
Bonds	1,050,940	Level 2
Investment funds	1,266	Level 3
	$1,057,760	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2014. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2014. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2014.

	Level 3 Investment Funds
Balance - beginning of year	$ 3,390
Proceeds from sales of investments	(2,394)
Net realized and unrealized gains on investments	270
Balance - end of year	$ 1,266
Change in unrealized appreciation	$ (1,896)

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2014. Unobservable inputs for Level 3 investments relate to liquidity of the underlying fund investments.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

The following summarizes changes in fair value of the Company's Level 2 assets and liabilities for the year ended December 31, 2014. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 2 as of December 31, 2014. The information does not include gains or losses for assets and liabilities that were transferred out of Level 2 prior to December 31, 2014.

	Level 2 Investment
Balance - beginning of year	$ 0
Purchase of securities	1,053,438
Net realized and unrealized losses on investments	(2,498)
Balance - end of year	$1,050,940
Change in unrealized appreciation	$ (2,498)

The valuation of Level 2 investments is based on the last quoted price at December 31, 2014.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements in their entirety.

See Note B[6] for additional information related to the fair value hierarchy and valuation techniques and inputs.

NOTE D - MEMBERS' CAPITAL

Members' capital consists of Common Interests and Management Interests.

Income and losses are allocated among the members based on their participating percentages, as defined in the Agreement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2014, the Company had net capital of $2,906,087, which was $2,656,087 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $386,803 as of December 31, 2014. As of December 31, 2014, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority ("FCA"). Under FCA rules, CF Global Trading (UK) Limited is required to maintain the Fixed Overhead Requirement, which at December 31, 2014 was $779,491. As of December 31, 2014, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of such rule.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2014 are comprised of the following:

Computer and office equipment	$ 1,128,213
Furniture and fixtures	305,217
Leasehold improvements	590,112
Capitalized software	779,303
Total cost	2,802,845
Less accumulated depreciation	(2,577,331)
Fixed assets	$ 225,514

NOTE G - COMMITMENTS

The Company occupies office space under various noncancelable operating leases with terms expiring through 2019. Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31,	
2015	$ 755,101
2016	473,562
2017	370,703
2018	216,197
2019	85,297
	$ 1,900,860

Deferred rent was $46,399 at December 31, 2014. The deferred rent is being amortized on a straight-line basis over the life of the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

During 2014, the Company, in the ordinary course of business, received commissions of $246,734 from a customer whose principal is a member of the Company. The managing member of the Company also holds an investment in a fund managed by this entity.

NOTE I - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The net asset value of an investment fund does not take into account the effect of factors such as an investment fund's lock up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment fund's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment fund may be limited or suspended (in whole or in part) as deemed necessary by the fund's investment manager. Substantial requests for withdrawals from an investment fund could cause the investment fund to liquidate positions sooner than would otherwise be desirable which could adversely affect the performance of the investment fund. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment fund's net assets could make it more difficult for an investment fund to diversify its holdings and achieve its investment objectives.

As a nonclearing broker, the Company has its customers' transactions cleared through two broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing brokers. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing brokers are held primarily in money market mutual funds which are not covered by FDIC insurance.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2014

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2014 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 3,460,531	$ 4,955,938		$ 8,416,469
Due from brokers	3,187,861	414,526		3,602,387
Investments owned, at fair value	1,056,495	1,265		1,057,760
Fixed assets, net	72,735	152,779		225,514
Investments in subsidiaries	6,541,213		$ (6,541,213)	
Due from subsidiary	2,126	202,144	(204,270)	
Due from Parent		1,300,997	(1,300,997)	
Research credits receivable	552,918			552,918
Other assets	188,853	572,789		761,642
	$ 15,062,732	$ 7,600,438	$ (8,046,480)	$ 14,616,690
LIABILITIES				
Accounts payable and accrued expenses	$ 1,018,365	$ 1,054,905		$ 2,073,270
Research credits payable	1,097,680	112,906		1,210,586
Due to subsidiaries	1,300,997	202,144	$ (1,503,141)	
Due to Parent		2,126	(2,126)	
Due to brokers	585,722	5,944		591,666
Deferred rent	12,599	33,800		46,399
	4,015,363	1,411,825	(1,505,267)	3,921,921
MEMBERS' CAPITAL	11,047,369	6,188,613	(6,188,613)	11,047,369
Cumulative translation adjustment			(352,600)	(352,600)
	$ 15,062,732	$ 7,600,438	$ (8,046,480)	$ 14,616,690